UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 19)1

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89214A102

(CUSIP Number)

Patrick Walsh

PW Partners Atlas Funds, LLC

141 W. Jackson Blvd., Suite 1702

Chicago, Illinois 60604

(312) 347-1709

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,271,182
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,271,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,271,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,800,000(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,800,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,800,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

PN

(1)	Consists of 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below).

3

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,071,182(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,071,182(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,071,182(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below).

4

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,071,182(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,071,182(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,071,182(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below).

5

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,131,317
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,071,182(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,132,774
	10	SHARED DISPOSITIVE POWER

4,071,182(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,202,499(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below).

6

CUSIP No. 89214A102

The following constitutes Amendment No. 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”). This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 1,271,182 Shares purchased by Atlas Fund III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 1,271,182 Shares directly owned by Atlas Fund III is approximately $5,682,164, excluding brokerage commissions.

Atlas Fund II has agreed to purchase 2,800,000 Shares, subject to closing, pursuant to the SPA (as defined below).

Other than 2,116,257 Shares (including 998,543 unvested restricted Shares) awarded to Mr. Walsh in connection with his service as an officer and director of the Issuer, the Shares directly owned by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 1,015,060 Shares purchased by Mr. Walsh is approximately $3,037,554, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 29,415,948 Shares outstanding as of the date hereof, which is the total number of Shares outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, Atlas Fund III beneficially owns directly 1,271,182 Shares, Atlas Fund II may be deemed to beneficially own 2,800,000 Shares that it has agreed to purchase, subject to closing, pursuant to the SPA (the “SPA Shares”), and Mr. Walsh beneficially owns directly 3,131,317 Shares (including 998,543 unvested restricted Shares), constituting approximately 4.3%, 9.5% and 10.6%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of Atlas Fund III and Atlas Fund II, may be deemed to beneficially own the 1,271,182 Shares directly beneficially owned by Atlas Fund III and the 2,800,000 SPA Shares that may be deemed to be beneficially owned by Atlas Fund II, constituting approximately 13.8% of the Shares outstanding.

7

CUSIP No. 89214A102

PW Capital Management, as the investment manager with respect to Atlas Fund III and Atlas Fund II, may be deemed to beneficially own the 1,271,182 Shares directly beneficially owned by Atlas Fund III and the 2,800,000 SPA Shares that may be deemed to be beneficially owned by Atlas Fund II, constituting approximately 13.8% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 1,271,182 Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management and the 2,800,000 SPA Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 7,202,499 Shares or approximately 24.5% of the Shares outstanding.

(b)       Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the SPA Shares that may be deemed to be beneficially owned by Atlas Fund II.

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2,132,774 Shares beneficially owned directly by him and the sole power to vote or direct the vote of an additional 998,543 unvested restricted Shares beneficially owned directly by him.

(c)       On December 13, 2019, Mr. Walsh received 609,375 restricted Shares in his capacity as an officer of the Issuer. These restricted Shares will vest in three equal annual installments commencing on December 13, 2020, the first anniversary of the grant date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, on December 11, 2019, Atlas Fund II entered into a Stock Purchase Agreement (the “SPA”) with HG Vora Special Opportunities Master Fund, Ltd. (“HG Vora”) pursuant to which Atlas Fund II agreed to purchase 2,800,000 SPA Shares from HG Vora for $1.50 per Share, subject to the closing conditions set forth therein. As previously disclosed, the closing of the SPA was delayed as additional time is needed to effectuate certain mechanics involving the transfer of the SPA Shares. As of the date hereof, the closing of the SPA is still pending.

As previously disclosed, on December 11, 2019, Atlas Fund II entered into a Call Option Agreement with HG Vora pursuant to which HG Vora granted Atlas Fund II an irrevocable option to purchase from HG Vora up to 1,500,000 Shares at an exercise price of $1.50 per Share (the “Option”). The Option was not exercised by Atlas Fund II and it expired in accordance with its terms on December 23, 2019.

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CUSIP No. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 27, 2019

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
Patrick Walsh

9